08027857

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

FEB 29 2008

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52671

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SAFDIÉ Investment Services Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

360 Madison Avenue, 19th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Gilman, Vice President (212) 457-8632
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Gilman____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of SAFDIÉ Investment Services Corp.______________________________________, as of December 31________________________, 2007______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

David Gilman

Signature

Vice President & Financial Operations Principal

Title

Suzzanne Zupky

Notary Public

SUZZANNE ZUPKY
Notary Public, State of New York
No. 01ZU4524559
Qualified in Nassau County
Commission Expires 8/31/2010

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

Safdié Investment Services Corp.

December 31, 2007
With Report of Independent Registered
Public Accounting Firm

SAFDIÉ Investment Services Corp.

Statement of Financial Condition

December 31, 2007

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors of
SAFDIÉ Investment Services Corp.

We have audited the accompanying statement of financial condition of SAFDIÉ Investment Services Corp. (the "Company") as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above, presents fairly, in all material respects, the financial position of Safdie Investment Services Corp. at December 31, 2007, in conformity with U.S. generally accepted accounting principles.

February 28, 2008

Ernst & Young LLP

SAFDIÉ Investment Services Corp.

Statement of Financial Condition

December 31, 2007

Assets	
Cash	$ 1,080,636
Cash segregated pursuant to Federal regulations	625,549
Investment in Financial Partners Capital Management	1,143,173
Receivables from brokers, dealers and others	2,657,685
Securities owned, at market value	981,305
Fixed assets, net of accumulated depreciation of $684,366	170,696
Prepaid expenses	66,371
Security deposits	226,676
Accounts receivable	417,488
Other assets	3,027
Total assets	$ 7,372,606
Liabilities and stockholder's equity	
Liabilities:	
Payables to customers	$ 314,983
Securities sold, not yet purchased, at market value	2,505
Accrued expenses	1,568,510
Other liabilities	1,278
Total liabilities	1,887,276
Stockholder's equity	5,485,330
Total liabilities and stockholder's equity	$ 7,372,606

See accompanying notes to statement of financial condition.

SAFDIÉ Investment Services Corp.

Notes to Statement of Financial Condition
December 31, 2007

1. Organization

SAFDIÉ Investment Services Corp., (the "Company") is a broker-dealer and investment advisor registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was incorporated on April 14, 2000 in the state of New York and was registered as a broker dealer on January 8, 2001.

The Company provides traditional brokerage services for customers in equities, corporate debt, mutual funds, government securities, municipal securities and unit investment trusts. The Company clears its securities transactions on a fully disclosed basis through National Financial Services LLC. National Financial Services LLC is referred to as the "clearing broker". However, as of December 31, 2007, the Company continues to carry a limited number of customer positions in certain mutual funds on an omnibus basis.

The Company is owned by Multifinance SA, a subsidiary of Banque Safdié SA of Geneva, Switzerland. The Company is wholly dependent on the continued support of Multifinance SA.

2. Significant Accounting Policies

The preparation of the statement of financial condition, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect reported amounts in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Customers' securities transactions are reported on a settlement date basis with commission income and profits from riskless principal transactions and the related expenses reported on a trade date basis.

Securities transactions and related expenses are recorded on a trade–date basis. Securities owned and securities sold, not yet purchased are stated at market value. Market value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations. The Company typically transacts riskless principal trades with customers.

2. Significant Accounting Policies (continued)

For variable interest entities, we assess the terms of our interest in the entity to determine if we are the primary beneficiary as prescribed by FASB Interpretation No. 46R *Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51, Revised ("FIN 46R").* The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests. Variable interests are the ownership, contractual, or other pecuniary interests in an entity that change with changes in the fair value of the entity's net assets excluding variable interests. At December 31, 2007, the Company has no variable interest entities in which it is the primary beneficiary.

When the Company does not have a controlling financial interest in an entity but exerts significant influence over the entity's operating and financial policies, the Company accounts for its investment in accordance with the equity method of accounting prescribed by Accounting Principles Board Opinion No. 18, *The Equity Method of Accounting for Investments in Common Stock (APB 18).* This generally applies to cases in which the Company owns a voting or economic interest of between 20 and 50 percent

Mutual fund distribution fees are based on the amount of customer funds deposited. Account maintenance, wire transfer and other fees are charged to customer accounts based on contractual terms or as the service is provided. All fee income is recorded on an accrual basis.

Investment management fees are based upon the value of the customers' assets under management. Customers are charged quarterly based on contractual terms. All fee income is recorded on an accrual basis.

Furniture and fixtures, computer equipment and computer software, and leasehold improvements are carried at cost, net of accumulated depreciation and amortization. Furniture and fixtures and computer equipment are depreciated on a straight-line basis over five years and three years, respectively. Leasehold improvements are amortized on a straight–line basis over the shorter of 10 years or the term of the lease.

Deferred tax assets and liabilities are recognized for the future tax consequences related to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the related differences are expected to be recovered or settled. To the extent it is more likely than not that deferred tax assets will not be recognized, a valuation allowance is established to offset their benefit.

3. Payables to Customers

Customer payables represent free credit balances, funds deposited by customers and or funds accruing to customers as a result of trades or contracts.

The Company establishes allowances for any potential losses in customer accounts based upon an evaluation of the credit risk pertaining to that customer. It is the policy of the Company to monitor the market value of the collateral and request additional collateral when required. Such collateral is not reflected in the accompanying statement of financial condition. At December 31, 2007, management has determined that no allowance for losses is required.

4. Receivables from and Payables to Brokers, Dealers and Others

At December 31, 2007, amounts receivable from brokers, dealers and others consisted of receivables and security deposits held at the Company's clearing broker.

5. Fixed Assets

At December 31, 2007, fixed assets consisted of the following:

Leasehold improvements	$ 124,931
Computer and equipment	680,919
Furniture and fixtures	49,212
Less: Accumulated depreciation	(684,366)
Fixed assets, net of accumulated depreciation	$ 170,696

6. Income Taxes

The Company has deferred tax assets of $7,390,941 that primarily relate to net operating losses ("NOL"). Due to an IRC Section 382 limitation that stems from the change in ownership, starting in 2005, the NOLs are limited to a cumulative $137,400 per year. These NOLs will expire by 2025.

Any NOLs generated after IRC Section 382 limitation (Post 2005) are not subject to limitation.

A valuation allowance has been established to offset the entire deferred tax asset as the Company believes it is not more likely than not that the deferred tax benefit will be realized. The Company's effective tax rate differs from the federal statutory rate mainly as a result of the effect of the valuation allowance and state and local taxes.

7. Commitments, Contingencies, and Other Off-Balance Sheet Risks

As of December 31, 2006, the Company terminated its Remote Processing agreement with SunGard Financial Systems, Inc. ("SunGard") and entered into a two year agreement with SunGard whereby SunGard will provide on-line access to remote processing history. At December 31, 2007, minimum guaranteed payments of $12,000 remained on this commitment.

The Company leases office space from Mutual of America Life Insurance Company under a non-cancelable lease extending through November 2011. At December 31, 2007, the Company's future minimum commitments under this lease agreement are as follows:

2008	$ 1,100,268
2009	1,100,268
2010	1,100,268
2011	916,888
	$ 4,217,692

The Company exited space leased from Mutual of America Life Insurance Company on December 6, 2005 and moved its operations to a lower cost location. As a result of this decision, in 2005 the Company incurred a loss of $1,217,867 which represented the present value of its contractual future lease payments related to the building from which it moved, reduced by expected sublease income (see below). This amount was calculated in accordance with Financial Accounting Standards Board Statement 146, "Accounting for Costs Associated with Exit or Disposal Activities ("FAS 146")."

On December 6, 2005 the Company entered into a sublease agreement for the above mentioned space with George Weiss Associates, Inc. (the subtenant). At December 31, 2007, the subtenant's future minimum lease payments to the Company are as follows:

2008	$ 993,790
2009	993,790
2010	993,790
2011	910,974
	$ 3,892,344

At December 31, 2007, the remaining unamortized balance of the FAS 146 accrual was approximately $690,772 and is included in accrued expenses on the statement of financial condition.

7. Commitments, Contingencies, and Other Off-Balance Sheet Risks (continued)

On December 6, 2005, the Company entered into an agreement with Mizuho Securities USA Inc. in which the lease of Mizuho Securities USA Inc, dated April 25, 2002 with Madison 45 LLC, was fully assigned to the Company for its new office location. The lease extends through April 2012. As part of the agreement with Mizuho Securities USA Inc. a "Pre Step-up Monthly Fixed Rent Shortfall Amount" of $5,780 will be paid through April, 2009 at which point a "Post Step-up Monthly Fixed Rent Shortfall Amount" of $7,225 will be paid through the remainder of the lease term. At December 31, 2007, the Company's future minimum commitments under the lease agreement are as follows:

2008	$ 572,220
2009	585,225
2010	589,560
2011	589,560
2012	196,520
	$ 2,533,085

The minimum commitments by the Company under the lease agreement will be reduced by the fixed "shortfall amount" obligations of Mizuho Securities USA Inc., and any operating expense shortfall as per the agreement with the Company, for the term of the contract by the following minimum amounts:

2008	$ 69,360
2009	80,920
2010	86,700
2011	86,700
2012	36,125
	$ 359,805

7. Commitments, Contingencies, and Other Off-Balance Sheet Risks (continued)

On March 31, 2006 the Company entered into a three year sublease with Financial Partners Capital Management for space at the Company's current location. The ongoing agreement calls for a monthly payment of $7,554 plus 18% of common expenses. At December 31, 2007, the subtenant's future minimum lease payments to the Company are as follows:

2008	$ 90,402
2009	22,601
	$ 113,003

The Company and Banque Safdie have an "Office Service Agreement" to pay the Company a quarterly fee in conjunction with a sub-lease agreement that the Company has with Akro Consulting in Florida. The Company is not required to make any future minimum lease payments in conjunction with the sub-lease.

The Company may be involved in litigation and regulatory matters arising in the normal course of business. At December 31, 2007, no litigation or material regulatory matters were pending against the Company. In addition, management is not aware of any unasserted claims or assessments against the Company.

As a securities broker-dealer, the Company engages in buying and selling securities for a diverse group of customers including institutional and individual investors. The Company's exposure to off-balance sheet credit risk may occur in the event a customer, the clearing broker or counterparty does not fulfill its obligation arising from a transaction. All trades pending at December 31, 2007 were settled without adverse effect on the Company's financial position.

The Company applies the provision of Financial Accounting Standards Board's Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45") which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing brokers, without limit, for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2007, the Company's liability under these arrangements is not quantifiable or limited and could exceed the cash and securities it has posted as collateral. However, management believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly no contingent liability is carried in the statement of financial condition for these arrangements.

8. Investment in Financial Partners Capital Management

On January 2, 2007, the Company entered into a Securities Purchase Agreement ("SPA") by and among the Company, an FPCM Class A Manager (the "Manager"), and Financial Partners Capital Management, LLC ("FPCM"), an SEC registered investment advisor located in New York, NY, to purchase 2,499 Class B shares of FPCM which represents a 24.99% ownership percentage for total consideration of $1,100,000. The Company's ownership percentage entitles it to 24.99% of shareholder income which is defined as net income less a provision for a management incentive (30% of net revenues) and less management salaries and contractual incentives as described in the SPA.

As defined in the SPA, the Company has the right after 90 days after the third anniversary of the closing date of the SPA to (1) purchase 3,000 Class A shares of FPCM from the Manager at which point the 2,499 Class B shares initially purchased by the Company will be converted into Class A shares of FPCM and the remaining Class A shareholders will be converted into Class B shares; (2) the Company can sell all 2,499 Class B shares back to the Manager at the price defined in the Unit Holders Agreement; (3) the Company has the right to do nothing and keep the 2,499 Class B shares. If the Company chooses this option, the Manager has the right to buy back the Class B shares as specified in the Unit Holders Agreement.

Included in the $1,100,000 of consideration is $1,098,781 of goodwill. Goodwill is reviewed for possible impairment at least annually, consistent with valuation methodologies prescribed under APB 18. Goodwill is considered impaired if the carrying amount of goodwill exceeds the implied fair value of goodwill. Fair value of the investee is based on considerations of projected cash flows, and assets under management. Based on the results of this impairment assessment, there was no impairment recognized during the year ended December 31, 2007.

The Company's investment in FPCM is accounted for under the equity method of accounting prescribed by APB 18. Under this method, the Company's initial investment in FPCM is recorded at cost and adjusted by the Company's share of the contributions, distributions and undistributed earnings or losses of the affiliate.

At December 31, 2007 the Company has a $43,173 receivable from FPCM.

9. Related-Party Transactions

In the normal course of business, the Company provides execution services through a DVP/RVP account that Banque Safdié maintains with the Company.

During the year, the Company received fees through Banque Safdié and affiliates for distribution of mutual funds. At December 31, 2007, the Company has a related receivable from Banque Safdié and affiliates for $95,000 which is included in accounts receivable on the statement of financial condition.

In accordance with its "Cooperation Agreements" with Banque Safdie and Multi Finance S.A., the Company receives fees for providing certain investment advisory services. At December 31, 2007, the Company has a corresponding receivable for unpaid fees totaling $118,420, which is included in accounts receivable on the statement of financial condition.

10. Net Capital and other Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule") which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company has elected to compute its net capital under the aggregate indebtedness method permitted by the Rule which requires that the Company maintain minimum net capital of $250,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2007, the Company had net capital of $3,272,916, which exceeded its requirement by $3,022,916. Under the clearing arrangement with the clearing brokers, the Company is required to maintain certain minimum levels of net capital. At December 31, 2007, the Company was in compliance with all such requirements.

The Company has entered into a proprietary account of introducing broker-dealer (PAIB) agreement with National Financial Services LLC. The agreement allows the Company to consider assets held in its proprietary accounts as allowable assets for purposes of SEC rule 15c3-1.

Certain advances, payments and other equity withdrawals are restricted by the provisions of the rules of the Securities and Exchange Commission.

10. Net Capital and other Requirements (continued)

Pursuant to Rule 15c3-3 of the Securities and Exchange Commission, the Company may be required to deposit in a Special Reserve Bank Account, cash or acceptable equivalents for the exclusive benefit of customers. At December 31, 2007, the Company had a reserve requirement of $8,484 and a total of $625,549 on deposit in the Company's Special Reserve Bank Account.

11. Employee Benefit Plans

The Company has a 401(k) retirement plan (the "Plan") covering substantially all of its employees. Only full time employees who meet the service requirement period are eligible to participate in the Plan. The Company may make a matching contribution on an individual basis, equal to 3% of the contributions made by the participant to the Plan, not to exceed 4% of the employee's compensation, capped at the personal contribution limit of the employee's compensation, up to their eligible limits.

12. Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets and liabilities, including cash, securities owned, Investment in Financial Partners Capital Management, securities sold, but not yet purchased and certain receivables and payables are carried at fair value or contracted amounts which approximate fair value.

13. Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2007, securities owned and securities sold, not yet purchased at market value are summarized as follows:

Trading Securities	**Owned**	**Sold, not yet Purchased**
U.S. Government Obligations	$ 49,756	$ –
Corporate Obligations	813,638	–
Equities	30,661	2,505
Mutual Funds	87,250	–
	$ 981,305	$ 2,505

13. Securities Owned and Securities Sold, Not Yet Purchased (continued)

All securities owned are pledged to the clearing brokers under terms which permit the clearing brokers to sell or re-pledge the securities to others subject to certain limitations.

END